SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 14D-9
                                (AMENDMENT NO. 4)

                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934



                              GRYPHON HOLDINGS INC.
                            (Name of Subject Company)

                              GRYPHON HOLDINGS INC.
                      (Name of Person(s) Filing Statement)


                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                   400515 10 2
                      (CUSIP Number of Class of Securities)


                                Stephen A. Crane
                      Chief Executive Officer and President
                              Gryphon Holdings Inc.
                                 30 Wall Street
                          New York, New York 10005-2201
                                 (212) 825-1200

    (Name,address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                   Copies to:

      Robert M. Coffee                               John T. O'Connor, Esq.
   Senior Vice President,                       Milbank, Tweed, Hadley & McCloy
General Counsel and Secretary                    One Chase Manhattan Plaza
    Gryphon Holdings Inc.                        New York, New York 10005-2201
       30 Wall Street                                  (212) 530-5000
New York, New York 10005-2201
       (212) 825-1200

         This Amendment No. 4 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, dated November 3, 1998, as amended (the "Schedule 14D-9"), filed by Gryphon Holdings Inc., a Delaware corporation (the "Company"), relating to the tender offer disclosed in the
Schedule 14D-1, dated October 20, 1998, as amended (the "Schedule 14D-1") of Markel Corporation, a Virginia corporation ("Markel"), and its wholly-owned subsidiary, MG Acquisition Corp., a Delaware corporation ("MG" and, together with Markel, the "Bidder"), to purchase all the outstanding shares of common stock, $.01 par value, of the Company, including the associated Rights. Capitalized terms used and not defined herein shall have the meanings set forth in the Schedule 14D-9.

Item 2.      Tender Offer of the Bidder.

         Item 2 is hereby amended and supplemented by inserting the following at the end thereof:

         On November 25, 1998, the Bidder announced that it is continuing its $19.00 per Share all-cash Offer for the outstanding Shares. Thereafter, the Bidder filed with the Securities and Exchange Commission a supplement to the Offer to Purchase, dated December 3, 1998 (the "Supplement"). In connection therewith, the Company, Markel and MG have entered into an Agreement and Plan of Merger, dated as of November 25, 1998 (the "Merger Agreement"), as described in
Item 3(b) below.


Item 3.      Identity and Background

         Item 3(b) is hereby amended and supplemented by inserting the following prior to the last paragraph therein:

         The Merger Agreement provides that, following the consummation of the Offer and the satisfaction or waiver of certain conditions, MG will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation. In the Merger, each outstanding Share (other than Shares held by the Company or any subsidiary of the Company, Markel or any wholly-owned subsidiary of Markel, which Shares will be cancelled, and other than Shares, if any, held by shareholders who perfect any appraisal rights they may have under the Delaware General Corporation Law) will, by virtue of the Merger and without any action by the holder thereof, be converted into the right to receive $19.00 per Share. The description of the terms of the Merger Agreement contained in the Supplement under the heading "Purpose of the Offer and the Merger; Plans for the Company; Certain Considerations--The Merger Agreement" are incorporated herein by reference.


Item 4.      The Recommendation.

         Item 4 is hereby amended by deleting the text thereunder and inserting in its place the following:

         (a)      Recommendation of the Board of Directors.

         At a meeting held on November 24, 1998,  the Board,  by unanimous  vote
(i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, the holders of Shares, (ii) approved and adopted the Merger Agreement, the Offer and the transactions contemplated thereby, (iii) recommended that the shareholders of the Company accept the Offer and, if required by the Delaware General Corporation Law, vote in favor of the Merger,
(iv)  approved an amendment to the Rights  Agreement,  which is described  under
Item 8(b) below, and (v) exempted the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby from the provisions of Section 203 of the Delaware General Corporation Law. ACCORDINGLY, THE BOARD RECOMMENDS THAT THE SHAREHOLDERS OF THE COMPANY TENDER THEIR SHARES PURSUANT TO THE OFFER. A copy of a letter to the shareholders of the Company communicating the Board's recommendation is filed herewith as Exhibit 13.

         (b)      Reasons for the Recommendation.

         In reaching the determination and recommendation set forth in paragraph
(a) above, the Board considered numerous factors including, without limitation, the following:

         (i) The historical and recent market prices of the Common Stock and the fact that the cash offer price of $19.00 per Share provided for in the Offer represents a premium of 24% over the average trading prices of the Common Stock for the 60-day period prior to Markel's first public announcement of an offer to acquire the Company on September 1, 1998.


         (ii)  Presentations  by  the  Company's   management  relating  to  the
Company's financial condition and future prospects.

         (iii) Presentations by Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") and the written opinion of DLJ delivered on November 24, 1998 that, as of such date and based upon its review and analysis and subject to the limitations set forth therein, the $19.00 per Share cash consideration to be received by the holders of Shares in the Offer and the Merger, taken together, is fair to such holders from a financial point of view. A copy of the written opinion of DLJ, which sets forth the procedures followed, matters considered, assumptions made and limitations of the review undertaken by DLJ in rendering its opinion, is attached as Exhibit 14 hereto and is incorporated herein by reference. Shareholders are urged to read carefully the opinion of DLJ in its entirety.

         (iv) The terms and conditions of the Merger Agreement and, in particular, the fact that the Company retained the ability to accept a superior offer, subject to paying a $5 million termination fee plus expenses, and that Markel has the ability to terminate the Offer and the Merger Agreement only in a limited number of customary circumstances.

         (v) The fact that the Offer and the Merger are structured as a cash tender offer for all of the outstanding Shares, which permits all the holders of Shares to participate on the same basis.

         (vi) The Board's familiarity with the business, assets, financial condition, results of operations and current business strategy and future prospects of the Company, the nature of the industry in which the Company operates and the Company's competitive position in such industry, and its belief that the price per Share offered in the Offer and the Merger reflects the values inherent in the Company.

         (vii) The fact that no satisfactory indications of interest to acquire the Company on more attractive terms were forthcoming at this time after the Company contacted several potential purchasers.

         (viii) Markel's ability to finance the acquisition and the absence of any financing condition in the Offer and the Merger Agreement.

         In view of the variety of factors considered in connection with its evaluation of the Merger Agreement, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Board may have given different weights to different factors.

Item 6.      Recent Transactions and Intent with Respect to Securities.

         Item 6(b) hereby amended by deleting the paragraph thereunder and inserting in its place the following:

         To the best of the Company's knowledge, each of the Company's directors and executive officers currently intends to tender to the Bidder all Shares which are held of record or beneficially owned by such persons.


Item 8.      Additional Information to be Furnished.

         Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal, which are attached as Exhibits 15 and 16 hereto, respectively, and are incorporated herein by reference.

         See the Information Statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, a copy of which is attached as Annex A to this
Schedule 14D-9.

         Item 8(a) (Delaware Litigation) is hereby amended and supplemented by inserting at the end thereof:

         On November 25, 1998, the Delaware Litigation was dismissed with prejudice.

         Item 8(b) (The Rights Agreement) is hereby amended and supplemented by inserting at the end thereof:

         On November 25, 1998, in connection with the execution of the Merger Agreement, the Company and the Rights Agent entered into the Third Amendment (the "Third Amendment") to the Rights Agreement. The Third Amendment provides, among other things, that (a) neither the Merger Agreement nor the consummation of the transactions contemplated thereby, will cause (i) Markel, MG or any of their affiliates or associates to have beneficial ownership of any Shares solely as a result of any such event, (ii) Markel, MG or any of their affiliates or associates to be deemed an "Acquiring Person" under the Rights Agreement or
(iii) the Shares Acquisition Date or the Distribution Date under the Rights Agreement to occur upon any such event, and (b) the Rights will expire immediately prior to (i) the acceptance for payment of and payment for Shares pursuant to the Offer or (ii) the Effective Time (as defined in the Merger Agreement) of the Merger.

         Item  8(c)   (Delaware   Takeover   Statute)  is  hereby   amended  and
supplemented by inserting at the end thereof:

         At the November 24, 1998 Board meeting, the Board adopted a resolution approving, solely for the purposes of Section 203, and exempting from the provisions of Section 203, each of the Offer, the Merger and the Merger Agreement.


         Item 8(d)(i) (Hart-Scott-Rodino Antitrust Improvements Act of 1976) is hereby amended and supplemented by inserting at the end thereof:

         On November 3, 1998, the Company received notice from the Federal Trade Commission (the "FTC") that the FTC had granted early termination of the waiting period under the HSR Act.

         Item 8(d)(ii)(Insurance Commission Filings) is hereby amended and supplemented by inserting at the end thereof:

         The Company and Markel have agreed to cooperate with each other and use all commercially reasonable efforts to obtain as promptly as practicable the required approvals by the relevant Insurance Commissions in California, Connecticut and Pennsylvania.

Item 9.      Material to be Filed as Exhibits.

         Item 9 is hereby amended and supplemented by inserting the following at the end thereof:

Exhibit 13     Letter to Shareholders, dated December 3, 1998.*

Exhibit 14 Opinion of Donaldson, Lufkin & Jenrette Securities Corporation, dated November 24, 1998.*

Exhibit 15     Supplement to the Offer to Purchase dated December 3, 1998.*

Exhibit 16     Revised Letter of Transmittal.*

Exhibit 17 Third Amendment to the Rights Agreement, dated as of November 25, 1988 between the Company and State Street Bank and Trust Company, as Rights Agent.

------------------------
*  Included in copies of the Schedule 14D-9 mailed to shareholders.

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 3, 1998



                                                     GRYPHON HOLDINGS INC.



                                 By: /s/  Stephen A. Crane
                                     -------------------------------------
                                 Name:  Stephen A. Crane
                                 Title:    President and Chief Executive Officer

                                                                         ANNEX A


                              GRYPHON HOLDINGS INC.
                                 30 Wall Street
                          New York, New York 10005-2201


                        INFORMATION STATEMENT PURSUANT TO
              SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER


                  This Information Statement is being mailed on or about December 3, 1998 as part of the Solicitation/Recommendation Statement on the
Schedule 14D-9 ("Schedule 14D-9") of Gryphon Holidngs Inc. (the "Company") to the holders of record of shares of Common Stock, par value $.01 per share, of the Company (the "Common Stock", and together with the associated Junior Participating Cumulative Preferred Stock Purchase Rights, the "Shares"). You are receiving this Information Statement in connection with the possible election of persons designated by Markel Corporation, a Virginia corporation ("Markel"), to at least a majority of the seats on the Board of Directors of the Company (the "Board").

                  On November 25, 1998, the Company, Markel and MG Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Markel ("MG" and, together with Markel, the "Bidder"), entered into an Agreement and Plan of Merger (the "Merger Agreement") in accordance with the terms and subject to the conditions of which (i) Bidder will continue its tender offer (the "Offer") for all of the issued and outstanding Shares at a price of $19.00 per Share, net to the seller in cash and (ii) following the consummation of the Offer and the satisfaction or waiver of other conditions set forth in the Merger Agreement, MG will be merged with and into the Company (the "Merger"), with MG as the surviving corporation.

                  The Merger Agreement requires that the Company use its best efforts, at the Bidder's request, to take all lawful action necessary to cause the Bidder's designees to be elected to the Board of Directors of the Company under the circumstances described in the Merger Agreement. See "Board of Directors and Executive Officers--Right to Designate Directors; the Bidder's Designees" below.

                  You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used herein and not otherwise defined herein shall have the meaning set forth in the
Schedule 14D-9.

                  The Offer is scheduled to expire at 12:00 midnight, New York City time, on December 18, 1998, unless the Offer is extended or is terminated under the terms of the Merger Agreement.

                  The information contained in this Information Statement concerning Markel, MG and the Bidder's Designees (as hereinafter defined) has been furnished to the Company by Markel and MG, and the Company assumes no responsibility for the accuracy or completeness of such information.

                    BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

General

         As of September 30, 1998, 6,740,229 shares of Common Stock and 14,444 shares of Series A 4.0% Cumulative Convertible Preferred Stock (the "Convertible Preferred Stock") were outstanding. Each share of Common Stock that is outstanding on any applicable record date for any matter to be acted on by Shareholders is entitled to one vote. Each share of Convertible Preferred Stock that is outstanding on any applicable record date for any matter to be acted on by Shareholders is entitled to one vote for each share of Common Stock that would be issuable upon conversion of such share of Convertible Preferred Stock. As of December 3, 1998, each share of Convertible Preferred Stock would be entitled to approximately 45 votes.

         The Company's By-Laws provide for a Board of Directors that shall not be less than 3 nor more than 15 in number as determined from time to time by the Board of Directors. The By-Laws provide that the Board of Directors shall be divided into three classes, as nearly equal in number as the total number of Directors constituting the entire Board of Directors permits, with the term of office of one class expiring each year. The number of Directors is presently set at ten.

Right to Designate Directors; the Bidder's Designees

         The Merger Agreement provides that, subject to compliance with applicable law, promptly upon the purchase by the Bidder of Shares pursuant to the Offer, and from time to time thereafter, the Bidder shall be entitled to designate such number of directors ("Bidder Designees"), rounded up to the next whole number, on the Board as shall give the Bidder representation on the Board equal to the product of the total number of directors on the Board (giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by the Bidder or any affiliate of the Bidder following such purchase bears to the total number of Shares then outstanding, and the Company shall, at such time, promptly take all actions necessary to cause Bidder's designees to be elected as directors of the Company, including increasing the size of the Board or securing the resignations of incumbent directors or both. At such times, the Company shall use its best efforts to cause persons designated by the Bidder to constitute the same percentage as is on the Board of Directors of each committee of the Board, to the extent permitted by applicable law.

                  It is expected that the Bidder Designees may assume office at any time following the purchase by the Bidder of Shares pursuant to the Offer, which purchase may not be earlier than December 18, 1998, and that, upon assuming office, the Bidder Designees will thereafter constitute at least a majority of the Board.

Bidder Designees

         Any director or executive officer of Markel or MG listed in Schedule I to the Schedule 14D-1, dated October 20, 1998, of the Bidder (the "Schedule 14D-1") may be designated by the Bidder as a Bidder Designee and such Schedule I is incorporated herein by reference. The information with respect to the Bidder Designees has been designated by the Bidder for inclusion herein.

Directors and Executive Officers of the Company

         The following table provides information regarding the Directors and Executive Officers of the Company as of December 3, 1998.

Name                     Age  Position

Stephen   A.  Crane      53   President, Chief Executive Officer and Director
Hadley  C.  Ford         63   Chairman of the Board and Director
Robert  M.  Coffee       53   Senior Vice President, General Counsel & Secretary
Robert  P.  Cuthbert     51   Senior Vice President & Chief Financial Officer
Robert M. Baylis         60   Director
John K. Castle           57   Director
Franklin L. Damon        54   Director
John A. Dore             47   Director
Robert R. Douglass       67   Director
David H. Elliott         57   Director
Richard W. Hanselman     71   Director
George L. Yeager         65   Director



      The Class I Directors, Messrs. Baylis, Castle and Ford, were last elected for a term that expires at the Annual Meeting of Shareholders in 2000; the Class II Directors, Messrs. Elliott, Crane and Yeager, were last elected for a term that expires at the Annual Meeting of Shareholders in 2001; and the Class III Directors, Messrs. Hanselman, Damon, Dore and Douglass, were last elected for a term that expires at the Annual Meeting of Shareholders in 1999. At each Annual Meeting of Shareholders, successors to the Directors whose term expires at that Annual Meeting will be elected for a three-year term.

Biographical Information for Directors and Executive Officers

      Set forth below are the names, positions and offices held with the Company, and a brief account of the business experience during the past five years, of each executive officer and member of the Board of Directors of the Company.

      Mr. Crane has served as President, Chief Executive Officer and a Director of the Company since September 1993. From April 1993 until December 1993, Mr. Crane served as Chairman, Strategic Development Group -- North America of Willis Corroon Corporation, a subsidiary of Willis Corroon Group plc. From November 1989 until March 1993, Mr. Crane was President and Chief Executive Officer of G.
L. Hodson & Son, Inc., a reinsurance intermediary and a subsidiary of Willis Corroon Corporation.

      Mr. Coffee has served as Senior Vice President, General Counsel and Secretary of the Company since November 1994. From July 1990 until November 1994, Mr. Coffee served as Vice President, Secretary and Assistant General Counsel of Willis Corroon Corporation.

      Mr.  Cuthbert,  a certified public  accountant,  has served as Senior Vice
President and Chief Financial Officer of the Company since March 1994. From April 1993 to March 1994, Mr. Cuthbert served as Senior Vice President and Chief Financial Officer of Coregis Group, Inc., a specialty commercial insurer, and as a Director of Mt. Airy Insurance Company, California Insurance Company and Coregis Indemnity Company, all of which are subsidiaries of Coregis Group, Inc. From January 1992 to May 1992, Mr. Cuthbert served as Senior Vice President and Chief Financial Officer of Poe & Associates, Inc., an insurance intermediary. From November 1989 to December 1991, Mr. Cuthbert served as First Vice President, Chief Financial Officer and Investor Relations Officer of Willis Corroon Corporation.

      Mr. Baylis has served as a Class I Director of the Company since March 1996. Mr. Baylis retired as Vice Chairman of CS First Boston Corporation in January 1996 after 33 years of service. Mr. Baylis served as Chairman and Chief Executive Officer of CS First Boston Pacific from March 1993 until August 1994, and as Vice Chairman of The First Boston Corporation ("First Boston") from March 1992 until March 1993. Prior to March 1992, Mr. Baylis was responsible for all investment banking and merger and acquisition activities for First Boston's financial institution clients. Mr. Baylis has served as a Director of New York Life Insurance Company since January 1997, as a Director of Host Marriott Corp., a hotel real estate company, since May 1996, and as a Director of Covance Inc., a contract research organization, since January 1997.

       Mr. Castle has served as a Class I Director of the Company since August 1998. Since 1987, Mr. Castle has been Chairman of Castle Harlan, Inc., a private merchant bank in New York City. Immediatley prior to forming Castle Harlan, Inc., Mr. Castle was President and Chief Executive Officer and a Director of Donaldson Lufkin & Jenrette, Inc., one of the nation's leading investment banking firms. Mr. Castle is a Director of Sealed Air Corporation, Morton's Restaurant Group, Inc., Commemorative Brands, Inc., Universal Compression, Inc. and a Managing Director of Statia Terminals Group, N.V.

      Mr.  Damon  has  served  as a Class  III  Director  of the  Company  since
September  1993.  Mr.  Damon  has been  engaged  in the  practice  of law in the insurance regulatory field for more than twenty years. From March 1991 to January 1994 he served as of counsel to the law firm of Sullivan, Roche &
Johnson. Since 1986, Mr. Damon has served as Chairman of the Lawyers Professional Liability Insurance Committee of the Los Angeles County Bar Association, and he is presently Special Counsel to the Los Angeles County Bar Association.

      Mr. Dore has served as Executive Vice President and a Class III Director of the Company since August 1998. From October 1990 to July 1998, Mr. Dore served as President, Chief Executive Officer and Director of Financial Institutions Insurance Group, Ltd. and its successor, Dearborn Risk Management, Inc. Mr. Dore continues to serve as a Director of Dearborn Risk Management, Inc. and its principal subsidiary.

      Mr. Douglass has served as a Class III Director of the Company since September 1993. Since December 1993, Mr. Douglass has served as of counsel to the law firm of Milbank, Tweed, Hadley & McCloy. From 1985 until 1993, Mr. Douglass served as Vice Chairman and as a Director of The Chase Manhattan Corporation and its principal subsidiary, The Chase Manhattan Bank, N.A. (collectively, "Chase Manhattan"), which he joined in 1976. Mr. Douglass served as Senior Customer Planning and Development Officer of Chase Manhattan from 1990 until 1993. Mr. Douglass served as a Director of Home Holdings Inc. from 1993 to 1995. Mr. Douglass has served as a Director of HRE Properties, a real estate investment trust, since January 1992 and as Chairman of the Board of Cedel since May 1994.

      Mr. Elliott has served as a Class II Director of the Company since April 1994. Mr. Elliott has served as Chairman of MBIA, Inc. and its operating company, MBIA Insurance Corporation, (collectively, "MBIA") since January 1994, as Chief Executive Officer of MBIA since January 1992 and as a Director of MBIA since March 1988. Mr. Elliott served as President of MBIA from January 1987 through December 1994 and as Chief Operating Officer of MBIA from January 1987 to December 1991. Mr. Elliott has served as a Director of Orion Capital Corporation since March 1998.

      Mr. Ford has served as the Chairman of the Board and as a Class I Director of the Company since September 1993. Mr. Ford is an independent management consultant who has also served as a Senior Advisor to the insurance industry practice of Andersen Consulting since October 1992. From 1965 to 1992, Mr. Ford was employed by BoozAllen & Hamilton, most recently as a Director and Senior Vice President in charge of the firm's insurance industry practice. Mr. Ford has served as a Director of U.S. Homecare Inc. since 1994.

      Mr. Hanselman has served as a Director of the Company since September 1993. Mr. Hanselman has served as a Director of Arvin Industries, Inc., an automotive supplier, since 1983, as a Director of Becton Dickenson & Co., a medical and diagnostic equipment manufacturer, since 1981, as a Director of Bradford Funds Inc., a money market fund, since 1987, and as a Director of the Foundation Health Systems Inc., a health maintenance organization, since 1990.

      Mr. Yeager has served as a Class II Director of the Company since October 1993. Mr. Yeager was Senior Vice President and Chief Underwriting Officer for the Crum and Forster Insurance Companies from 1986 to 1992. Mr. Yeager was a Director of United States Fire Insurance Company, North River Insurance Company, Westchester Fire Insurance Company, International Insurance Company and Constitution Reinsurance Company, all of which were subsidiaries of Crum and Forster Insurance Companies. Mr. Yeager served from 1994 to 1997 as a Director of American E&S, a subsidiary of Acordia, Inc. Mr. Yeager also served on the Board of Governors for the National Council of Compensation Insurance from 1988 to 1992. He served as a Director of Insurance Services Office from 1990 to 1992, as a Director of American Nuclear Institute from 1990 to 1992, and as a Director of Industrial Risk Insurance from 1991 to 1992.

      Except for certain severance agreements and indemnification agreements, none of the executive officers has an agreement relating to the terms of his
employment   with  the   Company.   See  "Certain   Relationships   and  Related
Transactions."

      Mr. Damon represents the Company from time to time in connection with certain insurance regulatory matters, primarily in the State of California. For such services, Mr. Damon received $37,226 and $51,875 for 1997 and 1996, respectively.

      Mr Douglass currently serves as of counsel to the law firm of Milbank, Tweed, Hadley & McCloy. Milbank, Tweed, Hadley & McCloy currently represents the Company in connection with certain legal matters, including in connection with the Offer and the Merger.

      All of the executive officers and Directors of the Company are citizens of the United States of America. There are no material proceedings to which any Director or executive officer or any associate of any such Director or executive officer is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Board of Directors

         The Board of Directors has the responsibility for establishing broad corporate policies and for the overall affairs of the Company. Members of the Board are kept informed of the Company's business by various reports provided to them by management, as well as by operating and financial reports made at Board and Committee meetings by the President and other executive officers of the Company.

Committees of the Board

         The Board has established an Audit Committee, a Compensation Committee, an Executive Committee, a Governance Committee and an Investment Committee. The Audit Committee reviews the services provided by the Company's independent public accountants, consults with such accountants on audits and proposed audits and reviews the need for internal auditing procedures and the adequacy of internal controls. The Compensation Committee establishes and reviews the overall compensation policy of the Company, determines the specific terms and conditions of employment of senior executives of the Company and oversees the employee benefit programs of the Company. See "Report of the Compensation Committee." The Executive Committee, during the interim between meetings of the Board, has been delegated certain authority of the Board. The Governance Committee reviews and makes recommendations to the Board regarding: (i) the role and effectiveness of the Board and its Committees, (ii) criteria for membership on the Board and (iii) individual candidates for membership on the Board. The Governance Committee also seeks potential nominees for Board membership in various ways and will consider suggestions submitted by Shareholders. Such suggestions, together with appropriate biographical information, should be submitted to the Secretary of the Company. The Investment Committee determines the Company's investment policy and reviews the performance of the Company's investment managers. In addition to the foregoing committees, the Board has established from time to time additional committees to assist it with special projects. During 1997, the Board established an Ad Hoc Committee in connection with the negotiation of the pending acquisition of First Re and certain other subsidiaries of Dearborn. During 1998, the Board established a Special Committee in connection with the Offer and the Merger.


      The Audit Committee consists of Messrs. Damon, Douglass, Elliott (Chairman) and Yeager. The Compensation Committee consists of Messrs. Douglass (Chairman), Ford, Hanselman and Castle. The Executive Committee consists of Messrs. Crane (Chairman) and Ford. The Governance Committee consists of Messrs. Crane, Douglass, Ford (Chairman) and Hanselman. The Investment Committee consists of Messrs. Baylis, Crane, Elliott and Hanselman (Chairman). The Ad Hoc Committee consisted of Messrs. Baylis (Chairman), Douglass, Ford and Elliott. The Special Committee consisted of Messrs. Baylis (Chairman), Douglass and Elliott.

Attendance of Directors

      During  1997,  the  Board of  Directors  held  five  meetings;  the Ad Hoc
Committee held one meeting; the Audit Committee held four meetings; the Compensation Committee held five meetings; the Executive Committee held no meetings; the Governance Committee held no meetings and the Investment Committee held four meetings. All directors attended 100% of the meetings of the Board and the committees on which they served.


                            COMPENSATION OF DIRECTORS

         Directors of the Company who are employees of the Company or its affiliates receive no directors' fees. Non-employee Directors are paid an annual retainer of $20,000, plus $1,000 per day for attendance at each Board of Directors meeting and for attendance at meetings of committees of the Board of Directors occurring on days other than days of Board meetings. The Chairmen of the Audit Committee, the Compensation Committee and the Investment Committee receive an annual fee of $3,000 for serving in such capacity. The Chairman of the Board receives, effective as of January 1, 1996, an additional annual retainer of $20,000 for services rendered in such capacity. The chairman of the Special Committee, Mr. Baylis, received a one-time fee of $20,000 and the other members of the Ad Hoc Committee, Messrs. Douglass and Elliott, received a one-time fee of $10,000 each, in November 1998, for serving in such capacities. Non-employee Directors receive $500 for each meeting of the Board of Directors, and each meeting of its committees occurring on days other than days of Board meetings, in which they participate by telephone. In addition, all Directors are reimbursed for their reasonable travel expenses incurred in attending these meetings.

         Under the terms of the 1995 Non-Employee Director Stock Option Plan (the "Directors' Plan"), each Director of the Company who is not an employee of the Company or its affiliates is entitled to the grant, on the later of (i) May 12, 1995 or (ii) the date on which such Director is first elected to the Board, of an initial option to purchase 10,000 shares of Common Stock. Options under the Directors' Plan are granted at the fair market value of such shares on the date of grant and become exercisable in four equal annual installments commencing on the day immediately preceding the second anniversary of the date of grant. Options remain outstanding for ten years from the date of grant, unless terminated earlier in the event of death, disability, retirement or other circumstances detailed in the Directors' Plan. On the fifth anniversary of the date of the initial grant, and continuing on each subsequent anniversary of such date during a Director's tenure on the Board, such Director will be granted an option to purchase an additional 2,000 shares of Common Stock or such lesser proportionate amount as then remains available for grant. An aggregate of 100,000 shares of Common Stock have been authorized for issuance upon the exercise of options under the terms of the Directors' Plan.

                      REPORT OF THE COMPENSATION COMMITTEE

         The Compensation Committee is responsible for the establishment and review of the overall compensation policy of the Company, the general oversight of the employee benefits plans maintained by the Company and the specific terms and conditions of employment of senior executives of the Company.

         It is the overall policy of the Compensation Committee to align the interests of management with those of the Shareholders by making a significant portion of executive compensation depend upon the Company's performance. The Company's compensation programs emphasize the following basic principles:

         Compensation   should  be  linked   to  the   creation   of  value  for
Shareholders, and executives should be encouraged to acquire ownership in the Company;

         Compensation programs should be designed to attract, motivate and retain executives with the requisite skills to effectively pursue the Company's strategic objectives; and Compensation programs should reward individual performance through an appropriate balance of base salary, annual bonus awards and long-term equity incentives.

Compensation Program

         The Company's executive compensation program consists of three major components: base salary, annual bonus awards and long- term equity incentives. Each of these components supports the Company's overall compensation policy, which relates pay to performance.

         Base Salary

         Amounts paid in base salary, including periodic increases, are determined primarily by the scope of the executive's responsibilities, his performance and the salaries offered within the industry for comparable positions. In connection with its overall evaluation of the foregoing factors, the Compensation Committee draws upon its members' general knowledge of compensation practices within the insurance and financial services industries and periodically reviews compensation data regarding other insurance companies, including a peer group of comparably sized property and casualty insurance companies established by the Compensation Committee specifically for this purpose.

         Annual Bonus Awards

         Annual bonus awards earned by executives are based upon their achievement of performance objectives established by the Compensation Committee at the beginning of each fiscal year that link potential bonus awards to the enhancement of Company earnings and overall profitability. The Compensation Committee believes that the use of predetermined performance objectives provides an excellent link between the value created for Shareholders and the incentives paid to executives.

         Long-Term Equity Incentives

         Certain executives of the Company may earn equity-based incentive awards, the ultimate value of which is related to the long-term performance of the Company's Common Stock. Long-term equity incentives may take the form of stock options or restricted stock.

         Stock options have been the principal vehicle of the Company for the payment of long-term incentive compensation. Stock options granted to executives under the Company's 1993 Stock Option Plan provide incentives to executives by giving them a strong economic interest in building value for Shareholders. Stock options become exercisable in annual installments commencing two years after the date of grant, and the exercise price of each option is the fair market value of the Company's Common Stock on the date of grant. As a result, executives benefit from options only through a rise over time in the market value of the underlying shares.

         Restricted stock also motivates executives by providing incentives tied to Shareholder value. Restricted stock granted to executives under the Company's Restricted Stock Plan is subject to restrictions on its transfer that lapse in annual installments commencing two years following the date of grant. Accordingly, the ultimate value of restricted stock awards is linked to the performance of the Company's Common Stock over an extended period.

         Long-term equity incentives are granted by the Compensation Committee based upon an executive's position and his or her ability to contribute to the future performance of the Company. The Compensation Committee is responsible for determining the form and terms of all such awards.

Compensation of the Chief Executive Officer

         The overall compensation of the Chief Executive Officer (the "CEO") reflects the Compensation Committee's evaluation of (i) the Company's performance as measured by operating, financial and strategic objectives, viewed from both a short-term and a long- term perspective, (ii) the CEO's individual performance in pursuing the foregoing objectives and (iii) the compensation paid to chief executive officers of other companies of similar size and complexity in the insurance and financial services industries.

         Mr. Crane's base salary for 1997 was $330,000. The Compensation Committee determined this figure based upon a review of the compensation paid to CEOs of other insurance companies, including a peer group of comparably sized property and casualty insurance companies established by the Compensation Committee specifically for this purpose. The Compensation Committee considered the Company's overall performance as measured by operating, financial and strategic objectives established in connection with annual bonus awards for 1997 and determined that no such awards would be granted to any of the executive officers of the Company for 1997. The Committee also determined that no additional long-term incentive awards would be granted during 1997 to the executive officers of the Company.

Internal Revenue Code Section 162(m)

         Section 162 (m) of the Internal Revenue Code of 1986, as amended (the "Code"), generally disallows a tax deduction to public companies for compensation over $1 million paid to the CEO or to any of the other highly compensated executive officers named in the Company's annual proxy statement. Qualifying "performance-based compensation" and compensation paid pursuant to plans or agreements adopted or entered into prior to a company's initial public offering of securities or subsequently approved by its shareholders will not be subject to the foregoing deduction limitation, if certain requirements are met. The Compensation Committee believes that the compensation to be paid in 1998 to any of the Company's executive officers will not exceed the foregoing deduction limitation.

         The Company has established and maintains compensation programs that align the interests of management with those of the Shareholders and that comply with the principles set forth in this report. The Compensation Committee intends to take appropriate actions consistent with such principles to avoid the unnecessary loss of future deductions under Section 162(m) of the Code.

                             COMPENSATION COMMITTEE
                                 John K. Castle
                          Robert R. Douglass, Chairman
                                 Hadley C. Ford
                              Richard W. Hanselman

           COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

         No member of the Compensation Committee is a former or current executive officer or employee of the Company or any of its subsidiaries, nor does any executive officer of the Company serve as an officer, director or member of a compensation committee of any entity, one of whose executive officers or directors is a director of the Company.


                             EXECUTIVE COMPENSATION

         The following information relates to the annual and long- term compensation paid by the Company and its subsidiaries in connection with the three fiscal years ending December 31, 1997, 1996 and 1995 to the Chief Executive Officer of the Company and the three other executive officers of the Company whose earnings exceeded $100,000 for the fiscal year ended December 31, 1997.


                                                                         Long-Term
                                  Annual Compensation                    Compensation Awards
                                                                         Securities
                                                                         Underlying  All Other
Name and Principal Position       Year        Salary         Bonus       Options     Compensation(3)


Stephen A. Crane                  1997        $330,000      $      0         0      $18,768
President &
  Chief Executive Officer         1996         330,000             0    25,000       18,794
                                  1995         300,000       300,000         0       18,880

John F. Iannucci (1)              1997         257,500             0         0       19,932
Executive Vice President          1996         245,000             0    20,000       19,890
                                  1995         235,000       263,313(2)      0       19,440

Robert M. Coffee                  1997         148,750             0         0       14,948
Senior Vice President &           1996         140,000             0     5,000       14,077
  General Counsel                 1995         132,500        32,500         0       10,263

Robert P. Cuthbert                1997         193,833             0         0       14,831
Senior Vice President &           1996         188,000             0     5,000       14,940
  Chief Financial Officer         1995         180,000       108,000         0       11,686



---------------------

(1) Mr. Iannucci resigned on December 31, 1997 as an officer and Director of the Company and its subsidiaries.

(2) In accordance with the terms of the Annual Incentive Plan for Key Employees of Gryphon Holdings Inc. and its Subsidiaries, the portion of the bonus payable to Mr. Iannucci for 1995 that exceeded his base salary for 1995 was paid to him in shares of Common Stock. Accordingly, Mr. Iannucci received 1,500 shares of Common Stock based upon the fair market value of the shares on March 4, 1996, the date of the award. These shares, which are not subject to forfeiture, may not be sold or otherwise transferred by Mr. Iannucci pending the lapse of a restriction on their transfer. This restriction will lapse with respect to 25% of the shares on the second anniversary of the date of the award and with respect to an additional 25% of the shares on each of the next three anniversaries of such date. Pending the lapse of this restriction, Mr. Iannucci enjoys all other rights of a Shareholder of the Company with respect to such shares.

(3) These amounts for 1997, 1996 and 1995, respectively, represent (i) premiums paid by the Company for term life insurance policies as follows: Mr. Crane $1,440, $1,440 and $1,440; Mr. Coffee $991, $1,207 and $881; Mr. Cuthbert
     $839,  $870 and $766; Mr. Iannucci $1,440, $1,320 and  $864;
     (ii) contributions by the Company under the Gryphon Holdings 401(k) & Profit Sharing Plan as follows: Mr. Crane $13,992, $14,070 and $14,076; Mr. Coffee $13,957, $12,870 and
     $9,382; Mr. Cuthbert  $13,992, $14,070 and $10,920; and  Mr.
     Iannucci $13,992, $14,070 and $14,076; and (iii) the value attributed to the use of a Company automobile as follows:
     Mr. Crane $3,336, $3,364 and $3,364; and, Mr. Iannucci $4,500, $4,500 and $4,500.

         During the Company's last fiscal year ending December 31, 1997, no options, stock appreciation rights or other long term incentive awards were granted to, or exercised by, any of the persons named in the Summary Compensation Table. The following table sets forth for each person named in the Summary Compensation Table the specified information with respect to all options outstanding on December 31, 1997.



                           FISCAL YEAR-END OPTION VALUES

                    Number of Securities       Value of Unexercised
                    Underlying Unexercised     In-the-Money
                    Options at Fiscal          Options at Fiscal
                    Year-End                   Year-End(1)
Name                Exercisable Unexercisable  Exercisable Unexercisable

Stephen A. Crane    56,250      43,750         $210,938    $70,313
John F. Iannucci    37,500      32,500          140,625     46,875
Robert M. Coffee     7,500       7,500           24,825     24,825
Robert P. Cuthbert  15,000      15,000           34,650     34,650

---------------------


(1) Based on $16.75 per share, which was the closing price of the Common Stock on NASDAQ on December 31, 1997.


         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Ownership of Common Stock by Management

         The following table sets forth as of December 2, 1998 information concerning the ownership of Common Stock by each Director, by each executive officer named in the Summary Compensation Table and by all executive officers and Directors of the Company as a group, together with their respective percentage ownership of the outstanding Common Stock.

                      MANAGEMENT OWNERSHIP OF COMMON STOCK


                               Shares of      Shares upon exercise               Percent of
Name of Beneficial Owner       Common Stock   of Stock Options(1)   Total(2)     Class


Stephen A. Crane               82,664         81,250                163,914      2.4%
Robert M. Coffee                6,403         12,500                 18,903       *
Robert P. Cuthbert             20,909         23,750                 44,659       *
Robert M. Baylis               10,000          2,500                 12,500       *
John K. Castle (3)            643,672              0                643,672     8.72%
Franklin L. Damon               3,500          5,000                  8,500       *
John A. Dore                    9,000              0                  9,000       *
Robert R. Douglass              5,000          5,000                 10,000       *
David H. Elliott                2,000          5,000                  7,000       *
Hadley C. Ford                 12,000          5,000                 17,000       *
Richard W. Hanselman            3,000          5,000                  8,000       *
George L. Yeager                1,000          5,000                  6,000       *

All Directors and
   Executive Officers as
   a Group (12 persons)       799,148        150,000                949,148    13.78%



*  less than 1%.

----------------------

(1) Represents beneficial ownership of shares that may be acquired by the exercise of stock options which are currently exercisable or exercisable within sixty days.

(2) The amounts of Common Stock and stock options beneficially owned are reported on the basis of regulations of the Securities and Exchange Commission governing the determination of beneficial ownership of securities.

(3) Represents beneficial ownership of shares of Common Stock that may be acquired upon conversion of 14,444 shares of Convertible Preferred Stock owned by Mr. Castle and affiliates of Mr.Castle, which shares of Convertible Preferred Stock represent 100% of the outstanding Convertible Preferred Stock.

     Except as otherwise noted above, the Company believes the beneficial holders listed above have sole voting and investment power regarding the shares of Common Stock shown as being beneficially owned by them.

Principal Holders of Common Stock

      The following table indicates the only persons known by the Company to be beneficial owners of more than five percent of the outstanding Common Stock as of December 2, 1998. In addition, 14,444 shares of Convertible Preferred Stock are currently outstanding, all of which are held by affiliates of Castle Harlan, Inc. The Company has no other class of equity securities outstanding.


                        BENEFICIAL OWNERS OF GREATER THAN
                          FIVE PERCENT OF COMMON STOCK

                                     Amount and Nature of   Percent
Name of Beneficial Owner             Beneficial Ownership   of Class

Markel Corporation                   791,250 (1)            11.74%
  4551 Cox Road
  Glen Allen, VA  23060-3382

Pioneering Management Corporation    660,000 (2)             9.79%
  60 State Street
  Boston, MA 02109

John K. Castle                       643,672 (3)             8.72%
  Dearborn Risk Management, Inc.
  Castle Harlan Partners II, L.P.
  Castle Harlan, Inc.
  150 East 58th Street 37th Floor
  New York, New York 10155

Dimensional Fund Advisors Inc.       437,200 (4)             6.49%
  1299 Ocean Avenue
  Santa Monica,  CA  90401

Oppenheimer Capital                  429,100 (5)             6.37%
  Oppenheimer Tower
  World Financial Center
  New York, NY 10281

Capital Guardian Trust Company       407,100 (6)             6.04%
  333 South Hope Street
  Los Angeles,  CA  90071

Royce & Associates, Inc.             401,500 (7)             5.96%
  1414  Avenue of  the Americas
  New York, NY 10019

(1) Based upon information obtained from a Schedule 13D, dated October 1, 1998, which was filed with the Securities and Exchange Commission by Markel Corporation ("Markel"). The Schedule 13D reported that Markel beneficially owned 791,250 shares of Common Stock. Markel had sole dispositive and voting power with respect to such shares.

(2) Based upon information obtained from a Schedule 13G, dated January 21, 1998, which was filed with the Securities and Exchange Commission by Pioneering Management Corporation ("Pioneering"). The Schedule 13G reported that Pioneering owned 660,000 shares of Common Stock. Pioneering had sole voting power and shared dispositive power with respect to these shares.

(3) Based upon information obtained from a Schedule 13G, dated July 13, 1998, which was filed with the Securities and Exchange Commission by John K. Castle, Dearborn Risk Management, Inc., Castle Harlan Partners II, L.P., and Castle Harlan, Inc (together, the "Castle Affiliates"). The Schedule 13G reported that the Castle Affiliates beneficially owned 643,672 shares of Common Stock (representing 14,444 shares of Convertible Preferred Stock, each of which is convertible into 44.563278 shares of Common Stock). The Castle Affiliates had shared dispositive and voting power with respect to such shares.

(4) Based upon information obtained from a Schedule 13G, dated February 9, 1998, which was filed with the Securities and Exchange Commission by Dimensional Fund Advisors Inc. ("Dimensional"). The Schedule 13G reported that Dimensional, a registered investment adviser, beneficially owned 473,200 shares of Common Stock which were held in portfolios of DFA Investment Dimensions Group Inc., a registered open-end investment company, or in various other investment vehicles managed by Dimensional. Dimensional had sole dispositive and voting power with respect to such shares.

(5) Based upon information obtained from a Schedule 13G, dated February 27,1998, which was filed with the Securities and Exchange Commission by Oppenheimer Capital ("Oppenheimer"). The Schedule 13G reported that Oppenheimer, a registered investment adviser, beneficially owned 429,100 shares of Common Stock. Oppenheimer had sole dispositive and voting power with respect to such shares.

(6) Based upon information obtained from a Schedule 13G, dated July 9, 1998, which was filed with the Securities and Exchange Commission by Capital Guardian Trust Company. The Schedule 13G reported that Capital Guardian Trust Company beneficially owned 407,100 shares of Common Stock in connection with its serving as the investment manager of various institutional accounts. Capital Guardian Trust Company had sole dispositive and voting power with respect to such shares.

(7) Based upon information obtained from a Schedule 13G, dated February 14, 1998, which was filed with the Securities and Exchange Commission by Royce &
Associates,  Inc.  and  Charles  M.  Royce,  the  controlling  person of Royce &
Associates, Inc. The Schedule 13G reported that Royce & Associates, Inc. beneficially owned 401,500 shares of Common Stock. Charles M. Royce owned no shares of Common Stock independent of Royce & Associates, Inc. Royce & Associates, Inc. held sole voting and dispositive power with respect to such shares.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Severance Agreements

      The Company has entered into severance agreements with each of Messrs. Crane, Cuthbert and Dore, under which each is entitled to between 6 months and 12 months of salary continuation payments, as determined by the Board, in the event that he is terminated without "cause" or for disability, or resigns as a result of constructive termination. Under the terms of these agreements, as well as a similar severance agreement between the Company and Mr. Coffee, in the event that a person acquires more than 20% of the Company's outstanding voting securities, and within 24 months thereafter the executive is terminated without "cause" or for disability or the executive suffers a constructive termination, as defined in such agreements, the executive is entitled to a lump sum payment equal to 36 months of his then current salary.

Indemnification Agreements

      The Company's Certificate of Incorporation provides for the indemnification of the Company's officers and Directors to the fullest extent permitted by the Delaware General Corporation Law (the "DGCL") in connection with services provided by such individuals to or on behalf of the Company. As permitted by the Certificate of Incorporation and the DGCL, the Company has entered into indemnification agreements with each of its executive officers and Directors that detail the procedures by which such individuals will be entitled to indemnification in the event they become involved in any proceeding in connection with such services.

Acquisition of First Re

      On February 9,1998, the Company entered into a stock purchase agreement with Dearborn to buy all of the issued and outstanding shares (the "Dearborn Shares") of capital stock of certain subsidiaries of Dearborn, including First Re. In connection with the purchase of the Dearborn Shares, the Company agreed to elect John K. Castle, the Chairman of Castle Harlan, Inc., as a Class I Director of the Company to serve until the Annual Meeting of the Shareholders in 2000, at which time the Board of Directors has agreed to recommend a person nominated by Castle Harlan, Inc. (the "Castle Harlan Nominee") to the
Shareholders of the Company for election as a Class I Director. At each subsequent Annual Meeting of Shareholders of the Company at which the term of the Castle Harlan Nominee is to expire or a vacancy caused by the cessation of service of the Castle Harlan Nominee is to be filled, the Board of Directors has agreed to recommend a replacement Castle Harlan Nominee to Shareholders of the Company for election as a Class I Director and has agreed to use all reasonable efforts to cause the election of such nominee to the Board of Directors. The foregoing arrangement is subject to termination in various circumstances outlined in an agreement between the Company, Dearborn and Castle Harlan Partners II, L.P., a shareholder of Dearborn. In a separate agreement with John
A. Dore, the President and Chief Executive Officer of First Re, the Company has agreed to elect Mr. Dore to the Board of Directors of the Company.

             SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

         Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers, Directors and persons who own more than ten percent of a registered class of the Company's equity securities (collectively, the "Reporting Persons") to file reports of ownership and changes in ownership on Forms 3, 4 and 5 (collectively, the "Forms") with the Securities and Exchange Commission (the "SEC"). These Reporting Persons are required pursuant to SEC regulations to furnish the Company with copies of all Forms they file with the SEC. Based solely on the Company's review of the copies of the Forms it has received and written representations from certain Reporting Persons, the Company believes that all transactions by Reporting Persons relating to ownership and changes in ownership of equity securities of the Company during the fiscal year 1997 have been duly reported to the SEC pursuant to the aforementioned Forms.